RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

There are several risks and uncertainties in our business plan, including but not limited to the following:

Risks Relating to the Company and its Business

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Very Young Company

Called Higher Studios was incorporated in June 2019. It is a relatively brand new company, with very minimal history upon which an evaluation of its past performance and future prospects can be made. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Called Higher Studios incorporated June 2019, we have not yet commenced planned principal operations. To date, we have not generated any revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We depend on a small management team.

Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown and Ashley Greyson. We are also dependent on outside labor and vendors for projects. Should any of them discontinue working for or with Called Higher Studios there is no assurance that Called Higher Studios will be able to continue. We will also need to source future projects and hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire, and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key people and we can guarantee that we will be able to continue to identify, recruit and retain these people. Additionally some writers, performers, or key people from time to time can stop working for us for any number of reasons, and we cannot guarantee that we will be able to retain our current people either during the terms of their contracts or when their contracts expire.

Our founders control the company.

Jason Brown is currently our controlling shareholder through Global Development Alpha, LLC. As the majority holder of Class B Voting Common Stock, which gives Global Development Alpha, LLC 10 (ten) votes per share that is holds, as opposed to 1 vote per share to Class A Voting Common Stock like you, Global Development Alpha, LLC will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Global Development Alpha, LLC's voting power through its ownership of Class B Voting Common Stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Called Higher Studios, having extra checks and balances to prevent fraud and produce reliable financial reports.

Funds Risks

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Voting Common Stock in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down"

Our goal is to aggregate a very large number of investors in Called Higher Studios, which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Product or Service Risks

We may never have an operational product or service

It is possible that we may never produce or create a feature film, our product, or if we do, the product may never be distributed. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

What we are doing has rarely been done before.

We are the first company to attempt this business model in the faith based and Christian genre. To our knowledge, only one other fan owned movie studio exists to date. Because of this, it is numerical to say that this has not been done with any scale or significance in the market place. It is our hypothesis that aggregating fans and investors, by allowing them to be invested in our company will give us a competitive advantage in the market place, but our hypothesis could be wrong. There is no assurance that we will be able to derive any benefits from being fan-owned and it actually could work against us and provide negative benefits. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we have may copy our idea causing us to lose this competitive advantage.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends, and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky and often budgets run over and timelines get delayed

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie. There is often budget over-run and often timelines and schedule get delayed or extended due to unexpected errors or issues. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

It is our intentions and plans to develop a diverse slate of projects in the entertainment industry including feature films, television shows, live events, social media content and other transmedia content, experiences, and events. Final decisions on projects are made by the Called Higher Studio's management team and we may elect or choose projects that you do not like, don't believe in or even ones that you object to. We may also enter into areas or businesses that you may object to, such as YouTube or other business opportunities that management feels is in the best interest of the company.

Even if one of our projects is successful; it is likely to take a very long time for us to realize any revenue or profits

Even if we are involved in a financially successful project, the process of making money and realizing profits in entertainment industry is slow. The time span from the moment the project starts to its completion, release and recognition of revenue is substantial and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party creators and producers such as studios, development, production, and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all the resources required to help make our projects successful. In the future, it is our plans to hire additional employees and add well-known advisors to our company; any number of those employees or advisors may change their minds and terminate their relationships with the company.

COVID-19

Covid 19, has also negatively impacted our industry through the uncertainty around future business operations, cancelled industry events, lack of ability to physically gather, delayed film projects, increased production costs, the overall disruption of the supply and demand side of our products, as well as the financial conditions of other companies and their ability to license or purchase our products. These are just a few of the major current concerns in our industry, all of which have made it more difficult for us to predict and operate towards success in this challenging environment. Continued Covid 19 infections, new variants, or an all together new pandemic could negatively impact our company and operations causing you to lose your entire investment.

Industry events across the world, such as South by Southwest (SXSW) and the Cannes Film Festival, were also cancelled, delayed, or moved to virtual events. These events play a major role in project development, financing, pre-sales, and other critical areas which are vital to the success of our products. The cancellation of these events has and will continue to impact our ability to operate successfully until these vital film markets either re-open or there is a viable alternative. While we are able to communicate and work remotely for some aspects of our operations, there are others where in person meetings of large groups of people are vital. If we are unable to meet in large groups, our operations will continue to be negatively affected until those restrictions are lifted.

Security Rights Risks

Minority Holder; Securities with Voting Rights

The Class A Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company, have limited voting power, and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying a voting stock, which has limited voting power when compared to other classes of stock, as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are offering Class A Voting Common Stock. We can issue preferred stock without stockholder approval.

We are offering Class A Voting Common Stock which has a reduced voting power of 1 vote per share when compared to the Class B Voting Common Stock which holds 10 votes per share, which means that as long as the Class B Voting Common Stock controls the company, you will not have a say, or could have a reduced say, in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a vote that could override their decision. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stock holders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Market Competition and Operating History Risks

Our new films, content, or products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, our feature films and television shows, will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have content products such as films, television shows, and other content in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and has not yet generated consistent profits long term.

Called Higher Studios, Inc was formed on June 4, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Called Higher Studios, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue history. If you are investing in this company, it's because you think that Called Higher Studios, Inc is a good idea, that the team will be able to successfully create content, our product, market and sell the product or service, that we can price and produce them right and sell them to enough people or companies, so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents Risks

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack **the** cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Related Party Transaction

Our Founders Jason Brown and Ash Greyson have an interest in PZAJ Holdings, LLC (PZAJ) as outlined in a unanimous written consent by the board of directors. Under this consent, there is a financing arrangement that exists whereby another entity, unrelated, will become the majority shareholder of PZAJ, reducing Jason Brown and Ash Greyson's interest to minority interests in PZAJ Holdings, LLC. As part of this agreement, it is intended for Called Higher Studios, Inc to have a first look deal with PZAJ, essentially becoming the faith division of PZAJ. Management has approved this agreement and believes that PZAJ has access to financing and resources that will support the immediate monetization of the film Camp Hideout and possibly other entertainment projects of the Company in the future. PZAJ is the entity, through it's financing deal with the company intending to acquire a majority interest in it, that has pre-purchased Camp Hideout, so essentially Jason Brown and Ash Greyson have an interest in the company that pre-purchased Camp Hideout. Management believes that this immediate monetization of the Camp Hideout film is in the best interest of the Company by eliminating a majority of the risk of taking a loss on the first production, allows Called Higher Studios to be profitable on Camp Hideout, and will support the dissemination of the Company's name as a faith-based production studio, and allow for the potential production of additional projects.

Related Party Transaction [2]

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $67,502 remains outstanding as of December 31, 2020.

Deferred Revenue vs Gross Revenues

For the presale of films or other media projects, proceeds are sometimes received but are not counted as gross revenues until the asset is delivered. It is important to distinguish between deferred revenues, which are revenues that have been received and are sitting to the books of the company, and gross revenues, which are revenues that have been recognized once the product, such as a film, has been delivered. There is a risk that deferred revenues can be reversed should the film or product not be delivered.

Miscellaneous Risks

The offering price has been arbitrarily set by Called Higher Studios.

Called Higher Studios set the price of its Class A Voting Common Stock. Valuations for companies at our early state of development are purely speculative. We have not generated any significant revenue, nor do we have long term deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Equity crowdfunding is relatively new.

Called Higher Studios existing funding and future fundraising plans are reliant on equity crowdfunding and provisions of the JOBS Act, which have been in effect for a short period of time. Secondary markets do not exist yet, and may not exist for some time, or ever, which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws or interpretations of the laws could impact Called Higher Studios' ability to raise money as well as your ability to trade or sell your shares.

Cryptocurreny, NFT's and the ICO wave could muddy the market.

Called Higher Studios has focused its fundraising efforts purely on the new provisions enabled by the JOBS Act. We feel this is a conservative approach given some of the volatility and uncertainty with ICOs and Tokens, but it could turn out to be overly conservative and result in Called Higher Studios missing out on a large wave of investment and/or being passed up by a competitor riding the ICO or Token wave.

Competitors could overtake our momentum.

As the marketplace becomes more intelligent about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results

We face competition for our audiences from professional companies and other large, well-financed studios and content creators. We also compete with streaming services, live events, leisure activities, and any other event that a viewer may choose to attend or watch instead of our programming or content. This market is rapidly changing and increasingly fragmented. Many of the companies with whom we compete have substantially greater financial resources than we do, such as Affirm Films, PureFlix, and others. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive projects or offers to existing and potential customers and employees. Our failure to compete effectively could result in a significant loss of project support, viewership, ticket or box office sales, merchandise sales, any of which could adversely affect our operating results

If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected. We are at the mercy of public perception.

Christian, Faith Based, and Family content has an intense core fan base, but it is not as large as the general market. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing, and distribution of live events, films, tv programs, digital and other forms of content that we may produce that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service, and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance, viewership, and other forms of content consumption for our projects. It could also lead to a decline in merchandise sales and any future film or television deals, which would also adversely affect our operating results. Film and Television production is created to evoke a passionate response from fans. This includes creating personas and characters that generate strong reactions, whether positive or negative. These personas do not necessarily represent the personal opinions of the Company, the actors, the writers, directors, or other people working on the projects. We may be associated with performers, actors, writers, and other industry professionals who are subject to changing public perceptions. The public perception of those people or the created personas depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect our revenues and our operating results.

We could incur substantial liability in the event of accidents or injuries occurring during our events or the production of our original content.

We will hold numerous events each year and plan to produce original content. These activities expose our company and our employees, actors, and others who are involved in the production of these projects to the risk of travel, work, and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of creating productions and events exposes the previously mentioned people to the risk of serious injury or death. Although we self-insure medical costs for our productions and events and our employees, actors, and some others that work on our projects for injuries that they incur while performing or working on our projects and we also self insure a substantial portion of any other liability that we could incur relating to such injuries, liability to us resulting from any death or serious injury sustained by one of our employees, actors, or others while working on our projects or events, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

We currently secure insurance programs to address our various risks with terms, conditions, and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption, and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

Part-Time founders and officers.

Ash Greyson is part time, this may result in diminished time being committed to Called Higher Studios and potentially impact company performance.

Other Interests

Our board members and founders have other interests in companies, some that may be similar in nature. You may not like or agree with certain structures, inter company relationships, or partnerships.

We could have a very large shareholder base in the future, which will likely continue to grow over time.

It is Called Higher Studio's plans to acquire and have many shareholders. It is uncommon for a start-up company with limited resources and a small staff to attempt to do this or to have many investors. Our stated goal is to grow the shareholder base through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Called Higher Studios to fail.

There is no current market for Called Higher Studio's shares.

There is no formal marketplace for the resale of our securities. Shares of our Class A Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Our business model is dependent upon Regulation CF

Our business model is built around the idea that a company with many investors and fans will have a strategic advantage in the marketplace. For this reason, our company is dependent upon the Regulation Crowdfund raise and any adverse ability to execute a successful raise could adversely affect the company's ability to succeed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve claims, any of which could be costly or unavailable on acceptable terms.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As a business with an internet presence, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service to Called Higher

Studios, Inc, its assets, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using or partnering with Called Higher Studios. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Called Higher Studios could harm our reputation and materially negatively impact our financial condition and business.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including writing, producing, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. It is also possible that some of these third parties, such as social media companies like Facebook, YouTube, and Google will change their processes, algorithms, policies, fact checking procedures, or may negatively suppress companies like ours who are faith based or have faith messages which could negatively impact our company and financial results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.